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Filed by Endorex Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities
                                               Exchange act of 1934, as amended.
                                 Subject: Corporate Technology Development, Inc.

                                                     Commission File No. 1-14778

         ON OCTOBER 9, 2001, ENDOREX CORPORATION, A DELAWARE CORPORATION
                      ISSUED THE FOLLOWING PRESS RELEASE:


                                 [ENDOREX LOGO]
                              C O R P O R A T I O N


                           28101 BALLARD ROAD, SUITE F
                              LAKE FOREST, IL 60045
                                 www.endorex.com

COMPANY CONTACT:                             INVESTOR/MEDIA CONTACT:
Michael Rosen                                Dian Griesel, Ph.D./Lisa Lindberg
President & CEO                              The Investor Relations Group
847-573-8990                                 212-825-3210
mrosen@endorex.com                           TheProTeam@aol.com


            ENDOREX FILES REGISTRATION STATEMENT ON FORM S-4 WITH SEC

     Chicago - October 9, 2001 - Endorex Corporation (AMEX:DOR) announced today that on October 2, 2001 it filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") in connection with its previously announced proposed acquisition of Corporate Technology Development, Inc. ("CTD"), a privately held specialty pharmaceutical company based in Miami, Florida. The registration statement has not been declared effective by the SEC and may be amended in the future.

     On August 1, 2001, Endorex announced that it had entered into a definitive merger agreement, whereby Endorex would acquire all of the outstanding capital stock of CTD in a stock-for-stock merger. The boards of directors of both Endorex and CTD have approved the merger and have agreed to recommend that their respective stockholders vote in favor of the merger. Certain stockholders of CTD holding a majority of CTD's outstanding preferred stock and a majority of CTD's outstanding common stock have entered into a voting agreement pursuant to which they have agreed to vote in favor of the merger.

     Upon completion of the merger, Endorex will possess a broadened product pipeline with the addition of two oral drug candidates currently in various stages of clinical development. One of these product candidates is orBec-TM-, which is currently in phase III clinical trials. The U.S. Food and Drug Administration (the "FDA") recently granted Enteron Pharmaceuticals, Inc. ("Enteron"), CTD's majority owned subsidiary, an orphan drug designation for use of orBec-TM- to
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prevent graft-versus-host disease ("GVHD"). GVHD is a life-threatening complication that affects the skin, liver, and gastrointestinal tract following bone marrow transplants. Bone marrow transplantation is currently used in treating various types of cancer. Endorex believes these two novel formulations of off-patent small molecule drugs complement its oral delivery programs of large molecule (peptide- and protein-based) drugs such as human growth hormone, insulin and vaccines

     Enteron previously received an orphan drug designation for the use of orBec-TM- to TREAT intestinal GVHD. The FDA has also granted orBec-TM- "fast track" status for treatment of intestinal GVHD; this can expedite the review process. Additionally, as of September 30, 2001, CTD currently had no debt and approximately $4.4 million in cash, which CTD believes will be sufficient to fund the research and development of these two products in the near future and to take orBec-TM- through the FDA approval process.

     Endorex is a development-stage drug delivery company developing oral and mucosal formulations of protein- and peptide-based drugs that are traditionally delivered in an injectable format. Endorex anticipates that this alternative delivery system will enhance patient quality of life and potentially reduce the healthcare cost related to needle-based delivery. For further information regarding Endorex, please visit the company's website located at www.endorex.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT INVOLVE A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS ARE ONLY PREDICTIONS AND ACTUAL EVENTS OR RESULTS IN FUTURE PERIODS MAY DIFFER MATERIALLY FROM WHAT IS CURRENTLY ANTICIPATED. THESE STATEMENTS INCLUDE FORWARD-LOOKING STATEMENTS ABOUT ENDOREX'S, CTD'S AND THE COMBINED COMPANIES' PRODUCTS, PRODUCT DEVELOPMENT AND PRODUCT PIPELINE. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, PRODUCT INTEGRATION RISK, THE POSSIBILITY THAT THE OPERATIONS AND MANAGEMENT OF ENDOREX AND CTD WILL NOT BE SUCCESSFULLY INTEGRATED, THE POSSIBILITY THAT THE MERGER MIGHT NOT BE CONSUMMATED, THE EFFECTS OF THE PUBLIC ANNOUNCEMENT ON THE PROGRESS OF CERTAIN DRUG DEVELOPMENT PROJECTS AND THAT BENEFITS SOUGHT TO BE ACHIEVED BY THE TRANSACTION WILL NOT BE ACHIEVED. FURTHERMORE, ENDOREX, CTD, AND THE COMBINED COMPANIES CANNOT ASSURE YOU THAT THEY WILL BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE PRODUCTS BASED ON THEIR TECHNOLOGY, PARTICULARLY IN LIGHT OF THE SIGNIFICANT UNCERTAINTY INHERENT IN DEVELOPING DRUG AND DRUG DELIVERY PRODUCTS, CONDUCTING CLINICAL TRIALS AND OBTAINING REGULATORY APPROVALS, THAT THEIR TECHNOLOGIES WILL PROVE TO BE SAFE AND EFFECTIVE, THAT THEIR CASH EXPENDITURES WILL BE AT PROJECTED LEVELS, THAT PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WILL NOT BE REDUCED OR DISCONTINUED DUE TO DIFFICULTIES OR DELAYS IN CLINICAL TRIALS OR DUE TO LACK OF PROGRESS OR POSITIVE RESULTS FROM RESEARCH AND DEVELOPMENT EFFORTS, THAT THEY WILL BE ABLE TO SUCCESSFULLY PATENT, REGISTER OR PROTECT THEIR TECHNOLOGY, TRADEMARKS AND PRODUCTS, OR THAT THE BUSINESS STRATEGIES OF ENDOREX, CTD, OR THE COMBINED COMPANIES WILL BE SUCCESSFUL. IN ADDITION TO THE MATTERS DESCRIBED IN THIS PRESS RELEASE, RISK FACTORS AS DESCRIBED FROM TIME TO TIME IN ENDOREX'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, OUR MOST RECENT REPORTS ON FORM 10-QSB, FORM 10-KSB, AS AMENDED, AND OUR REGISTRATION STATEMENT ON FORM S-4, MAY AFFECT OUR FINANCIAL RESULTS. WE ASSUME NO OBLIGATION TO UPDATE THE INFORMATION IN THIS RELEASE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: ON OCTOBER 2, 2001, ENDOREX FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT CONTAINS ENDOREX'S AND CTD'S JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION. THIS REGISTRATION STATEMENT HAS NOT BEEN DECLARED EFFECTIVE BY THE SEC AND THE JOINT PROXY STATEMENT/PROSPECTUS IS NOT IN ITS FINAL DEFINITIVE FORM AND BOTH MAY BE AMENDED. ENDOREX AND CTD WILL MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF ENDOREX AND CTD CONTAINING INFORMATION ABOUT THE TRANSACTION AFTER THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DECLARED EFFECTIVE BY THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT ENDOREX, CTD, THE TRANSACTION, THE PERSONS SOLICITING PROXIES RELATING TO THE TRANSACTION, THEIR INTERESTS IN
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THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS CAN OBTAIN
FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov. FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM ENDOREX BY DIRECTING A REQUEST BY MAIL TO ENDOREX AT 28101 BALLARD DRIVE, SUITE F, LAKE FOREST, IL 60045-4544, TELEPHONE (847) 573-8990, OR FROM CTD BY DIRECTING A REQUEST BY MAIL TO CTD AT 1680 MICHIGAN AVENUE, SUITE 700, MIAMI, FLORIDA 33139, TELEPHONE 305-777-2258.

IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, ENDOREX FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY ENDOREX AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS.

ENDOREX'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov.

ENDOREX, CTD, DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF ENDOREX AND CTD, PARAMOUNT CAPITAL, INC. AND CERTAIN AFFILIATES AND EMPLOYEES OF PARAMOUNT CAPITAL, INC., MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER DUE TO SECURITIES HOLDINGS OF ENDOREX AND CTD AND RIGHTS TO BONUS PAYMENTS FOLLOWING THE MERGER. ENDOREX HAS RETAINED D.F. KING & COMPANY TO ASSIST IT IN SOLICITING PROXIES FROM ENDOREX STOCKHOLDERS. IN ADDITION, CERTAIN DIRECTORS AND OFFICERS, AFTER THE MERGER, WILL BE INDEMNIFIED BY ENDOREX AND WILL BENEFIT FROM INSURANCE COVERAGE FOR LIABILITIES THAT MAY ARISE FROM THEIR SERVICE AS DIRECTORS AND OFFICERS OF CTD PRIOR TO THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION IS CONTAINED IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS FILED BY ENDOREX AND CTD WITH THE SEC.

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